EXHIBIT 99.1

NewsRelease

TransCanada Secures Long-Term Commitments for ANR Pipeline System;
Strategic Asset to Bring Supply Diversity to Key Market Areas

HOUSTON, Texas -- (March 31, 2014) - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced its ANR Pipeline system has secured almost 2.0 billion cubic feet a day (Bcf/d) of firm natural gas transportation commitments on its Southeast Main Line (SEML) at maximum rates for an average term of 23 years. Approximately 1.25 Bcf/d will commence in 2014, with the remaining volume commencing in 2015.

“This successful open season underscores the value of existing long haul gas pipelines. ANR continues to be a critical piece of natural gas infrastructure that enables growing U.S. production to access both existing continental and growing export markets, facilitating economic development, job creation and enhancing U.S. energy security and independence,” said Russ Girling, TransCanada’s president and chief executive officer. “Essentially one hundred per cent of the existing firm capacity on the ANR Southeast Main Line system has now been subscribed and TransCanada is reviewing several options for further expansion to accommodate additional volumes.”

Through a series of open seasons and working directly with customers, ANR secured contracts on available capacity on the SEML to move Utica and Marcellus shale gas to points north and south on the system.  This includes most recently securing 600 million cubic feet a day (MMcf/d) as part of a reversal project on the SEML system. This project will enhance existing bi-directional flow capability that will allow more natural gas to move south to the Gulf Coast, where markets are experiencing a resurgence of natural gas demand for industrial use, as well as significant new demand related to natural gas exports from recently approved liquefaction terminals.

For the past year, shippers have shown support for projects developed by ANR, including the reversal of the Lebanon Lateral in western Ohio, the planned addition of compression at Sulphur Springs and the expansion of the interconnect with REX at Shelbyville.

Capital costs associated with the system expansions required to bring the additional capacity to market are currently estimated to be about $100 million.

ANR is also assessing further demand from our customers to transport natural gas from the Utica formation, which could result in incremental opportunities to enhance and expand the system. ANR is one of the few pipelines whose existing footprint provides key market access both to the upper Midwest (Michigan, Dawn via Great Lakes Gas Transmission, Chicago and Wisconsin), as well as the U.S. Gulf Coast.

“These successful projects confirm our view that our Southeast Main Line will continue to be a highly valued route to the Midwest, Gulf Coast and Ontario markets that ANR serves,” Girling added. “ANR will continue to be an attractive transportation option due to its strategic footprint, interconnections, on-system storage and access to high demand markets, which positions it very favorably in providing new services to Utica producers and existing ANR customers looking to add Utica and Marcellus gas to their portfolios.”

About TransCanada
With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's 2013 Annual Report dated February 19, 2014 available on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard//Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522